

January 30, 2023

David Klein
Chief Executive Officer
Canopy Growth Corporation
1 Hershey Drive
Smiths Falls, Ontario, K7A 0A8

> **Re: Canopy Growth Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 17, 2022**
> **File No. 001-38496**

Dear David Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders, page i

1. We refer to prior comment 7. Please revise your letter to shareholders to explain whether Canopy USA will have the ability to dividend funds to Canopy while the Non-Voting Share structure is in place and whether Canopy will have the ability or obligation to provide funds to Canopy USA.

2. We note your revised disclosures in response to prior comment 2. With reference to your disclosure at the bottom of page 30, please revise the letter to shareholders to provide context by explaining that if the acquisitions are undertaken, the United States Department of Justice could allege that Canopy, its Board and potentially its Shareholders "*aided and abetted*" violations of U.S. federal law.

Structure of Canopy USA, page 19

3. We note your response to prior comment 9. Please file the Operating Agreement prior to the meeting date and revise the proxy statement to identify the Managing Member of VCo Ventures.

General

4. We note your revised disclosures in response to prior comment 14. Based on your disclosure on page ii and your response, it appears that there is a reasonable likelihood that your common stock will be delisted from Nasdaq if you pursue the transaction as structured and there is no indication that another national securities exchange would list the securities. Accordingly, we reissue prior comment 14.

    With regard to the last paragraph of your response, we note that your proxy statement does not discuss a plan to restructure the transaction to avoid Nasdaq delisting and instead contemplates that you would likely begin quotation on the OTCQX Best Market. To the extent that your plan is to restructure the transaction to avoid Nasdaq delisting, then please substantially revise the proxy statement to explain the amended transaction structure, including your amended interest in Canopy USA and the revised terms of the Protection Agreement and the Canopy USA operating agreement. Also, disclose whether you have discussed the revised structure with Nasdaq. With reference to Comment 28 from our November 22, 2022 letter, please note that we may have additional comments once we see your revised proxy disclosure.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yariv Katz